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CUSIP No. 685932105            SCHEDULE 13D                 Page 1 of 34
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)
                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 26, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 685932105            SCHEDULE 13D                 Page 2 of 34
-------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value Partners II, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            305,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    305,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            305,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 3 of 34
-------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            305,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    305,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            305,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 4 of 34
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            305,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    305,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            305,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            00
----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 685932105            SCHEDULE 13D                 Page 5 of 34
-------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) PF, OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           0

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            305,700
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           0

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    305,700
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            305,700

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  9.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 6 of 34
-------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Neil R. Bryant

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions)  OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           20,000

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            0
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           20,000

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    0
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            20,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  .005%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 685932105            SCHEDULE 13D                 Page 7 of 34
-------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Kevin D. Padrick

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)  [X]

            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) OO


----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States

----------------------------------------------------------------------------
                7.  Sole Voting Power:

NUMBER OF           20,000

SHARES          ------------------------------------------------------------

BENEFICIALLY    8.  Shared Voting Power

OWNED BY            0
                ------------------------------------------------------------
EACH            9.  Sole Dispositive Power:

REPORTING           20,000

PERSON          ------------------------------------------------------------
                10. Shared Dispositive Power:
WITH
                    0
---------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            20,000

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  .005%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN
----------------------------------------------------------------------------

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CUSIP No. 685932105            SCHEDULE 13D                 Page 8 of 34
-------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This is Amendment No. 14 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), and to Amendment No. 2 to the Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), and to Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), and to Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), and to Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), and to Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), and to Amendment No. 7 to the Schedule 13D filed on May 22, 2001 ("Amendment No. 7 to Original 13D"), and to Amendment No. 8 to the Schedule 13D filed on May 29, 2001 ("Amendment No. 8 to Original 13D"), and to Amendment No. 9 to the Schedule 13D filed on July 5, 2001 ("Amendment No. 9 to Original 13D"), to Amendment No. 10 to the Schedule 13D filed on July 31, 2001 ("Amendment No. 10 to Original 13D"), to Amendment No. 11 to the Schedule 13D filed on August 21, 2001 ("Amendment No. 11 to Original 13D"), to Amendment No. 12 to the Schedule 13D filed on September 14, 2001 ("Amendment No. 12 to Original 13D"), to Amendment No. 13 filed on September 21, 2001 ("Amendment No. 13 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, Joseph Stilwell, managing and sole member of Stilwell Value LLC, Neil R. Bryant and Kevin D. Padrick. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

          This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The amended joint filing agreement of the members of the Group is attached as Exhibit 10. Copies of the form of Power of Attorney given by Neil Bryant and Kevin Padrick to Joseph Stilwell are attached as Exhibit 11.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

          The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

          The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 9 of 34
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          This statement is also filed by Neil R. Bryant with respect to options to purchase shares of Common Stock. Mr. Bryant's business address is 40 N.W. Greenwood, Bend, Oregon 97701. Mr. Bryant is an attorney engaged in the private practice of law.

          This statement is also filed by Kevin D. Padrick with respect to options to purchase shares of Common Stock. Mr. Padrick's business address is 12 River Road, Sunriver, Oregon 97707. Mr. Padrick, an attorney, is a consultant for businesses in need of an individual with a background in both business and law.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell, Mr. Bryant and Mr. Padrick are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D, in Amendment No. 6 to the Original 13D, in Amendment No. 10 to the Original 13D, in Amendment No. 12 to the Original 13D, and in Amendment No. 13 to the Original 13D.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to continue to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

          Members of the Group are filing this Amendment No. 14 to the Original 13D to report, as further mentioned below, that on September 26, 2001, the Honorable John Jelderks of the United States District Court for the District of Oregon denied the motions by the Issuer and members of the Group for preliminary injunctions in the pending Rule 14a-9 lawsuit.

          Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer should retain an investment banking firm to advise it. Further, members of

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CUSIP No. 685932105            SCHEDULE 13D                 Page 10 of 34
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the Group  believe  that  institutions  such as the  Issuer  should  have  major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas because the Issuer is unable to firmly address its poor return on equity.

          Members of the Group reserve the right to communicate and discuss their views with other shareholders. On December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and (c) other enumerated records required to be maintained by corporations under Oregon law. (A copy of the December 26, 2000, letter is attached hereto as Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested documents or to appear before the Court to show cause why it has not turned over the documents. The suit also sought, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3. The show cause hearing was adjourned because the Judge who was appointed to preside at the hearing recused himself. On January 16, 2001, the Issuer made a partial production of materials requested by the Group; however, the Group believes that the materials withheld (i.e., the Cede and NOBO lists, to the extent the Issuer or its agents possess them, as well as excerpts from minutes of Board of Director meetings relating to maximizing shareholder value) should have been and must be turned over. On January 24, 2001, Mr. Stilwell wrote to the President of Issuer, Mr. Berniel L. Maughan, expressing his displeasure with the Issuer's: (a) resistance to the production of rightfully requested materials; and (b) issuance of what Mr. Stilwell believed to be a misleading press release which did not disclose that the production was only partial. (A copy of this letter is attached hereto as Exhibit 4.) The Group was led to believe by the Issuer that it did not possess either the Cede or NOBO lists but it agreed that it would produce them upon receiving them. The Group had therefore adjourned the show cause hearing without date in contemplation of entering into a written settlement agreement. However, the Issuer decided to place unreasonable preconditions upon the production of the lists and to the other materials it withholds from the Group. The show cause hearing was held on May 5, 2001, before Judge Baxter who reserved the matter for a ruling.

          The Issuer agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. This meeting was held on January 25, 2001. In the course of this meeting, members of the Group proposed to the Issuer that it invite two nominees of the Group to sit on the Issuer's Board of Directors through the 2002 annual meeting of stockholders. The Group represented that if the Issuer accepted its proposal the Group would enter into a limited standstill agreement with the Issuer. Issuer's representatives informed the Group that some of the members of the Issuer's Board of Directors were out of the country and that the earliest date that the Board of Directors would consider the proposal was February 12, 2001. The Group made no assurance it would be able to arrive at an agreement with the Issuer with regard to this

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CUSIP No. 685932105            SCHEDULE 13D                 Page 11 of 34
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proposal.  The Group  reserved  all of its  rights as a  shareholder  and in the pending litigation referred to above.

          On February 14, 2001, the Issuer informed the Group that it had rejected the Group's proposal to place its two nominees to sit on the Issuer's Board of Directors. In rejecting the proposal, the Issuer acknowledged that the Group intends to nominate an alternate slate of directors for the 2001 annual meeting of stockholders, but suggested that it would not be in the Group's "interest" to wage a proxy fight in light of the "costs". However, the Group believes it has no choice but to seek Board representation because it believes that management has refused to maximize shareholder value and its inability to attract and retain officers who are capable of operating the Company and earning a reasonable return. The Group retained D.F. King & Co. as its proxy solicitor. D.F. King & Co. is comprised of former members of MalCon Proxy Advisors, Inc. and Beacon Hills Partners, Inc.

          On February 16, 2001, the Group filed a lawsuit against Charles Henry Rouse, a director of the Issuer. (A copy of the complaint is attached hereto as Exhibit 5.) The lawsuit sought a judgment to remove Mr. Rouse from the Issuer's Board of Directors alleging that Mr. Rouse violated the Issuer's residency requirement when he moved his primary residence away from the Issuer's market area. The lawsuit also sought the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. Discovery was taken by the parties. On February 16, 2001, the Issuer filed a Form 10-Q attaching its residency requirement which was retroactively amended by the Board to try to prevent Mr. Rouse from losing his Board seat. and his unvested stock options and grants. Mr. Rouse filed an answer to the complaint. On July 26, 2001, the court denied Rouse's motion to compel the production of portions of the Group's attorney's file. On August 14, 2001, Rouse filed a motion for summary judgment to dismiss the action. On September 12, 2001, the court orally granted Rouse's motion for summary judgment and dismissed the action. The Group presently intends to appeal the ruling. The Group continues to reserve the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

          On May 8, 2001, Stilwell Associates sent a letter to the Issuer demanding that the Issuer remove Edward H. Elms from the Board alleging that he gave false deposition testimony in the Rouse lawsuit. (A copy of the letter is attached as Exhibit 6 hereto.) Stilwell Associates' letter states that if the Issuer does not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, Stilwell Associates will commence a derivative action to remove Mr. Elms. The Issuer failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. (A copy of the Complaint is attached as Exhibit 7 hereto.) Additionally, Stilwell Associates sought to recover its reasonable attorney fees from Mr. Elms on the grounds that the action is a derivative one that will benefit the Issuer. In addition, the Group intends to demand that the Issuer seek reimbursement from Mr. Rouse (and all other officers and directors found to have engaged in improper conduct) for the costs of their legal defense.

          On May 29, 2001, the Issuer and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Group. The Issuer and Mr. Elms denied the material allegations of the complaint. Additionally, four counterclaims and third-party

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CUSIP No. 685932105            SCHEDULE 13D                 Page 12 of 34
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claims were asserted against the Group. Two of the counterclaims and third-party claims allege that the May 8, 2001 Schedule 13D and demand letter attached thereto contained defamatory statements against Elms and the Issuer. The Issuer and Mr. Elms maintain that Mr. Elms did not commit perjury and that the May 8, 2001 Schedule 13D and demand letter attached thereto is false and misleading. The other two counterclaims and third-party claims charge the Group with filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D attached the demand letter which the Issuer and Mr. Elms claim is defamatory. The prayer for relief seeks unspecified damages and an order requiring the Group to make a corrective amendment to its Schedule 13D and enjoining the Group from purchasing additional stock, exercising voting rights, soliciting proxies, and acting as a group to exercise control over the Issuer. The Group believes that the allegations contained in the counterclaims and third-party claims are without merit. On June 26, 2001, the Company noticed a motion to dismiss the derivative action alleging that the complaint fails to state a cause of action. On July 9, 2001, Stilwell Associates moved to supplement its complaint in order to refer to the fact that on May 25, 2001, after the original complaint was filed, the Issuer sent Stilwell Associates a written rejection of the May 8th demand letter. (A copy of the proposed Supplemental Complaint is annexed as Exhibit 8.) Also on July 9, 2001, Stilwell Associates filed its opposition papers to the Issuer's motion to dismiss. On July 17, 2001, Foster Pepper agreed to withdraw from simultaneously representing Elms and the Issuer, and new counsel appeared for Elms. On July 30, 2001, Stilwell Associates filed a motion to dismiss the third-party claims and counterclaims for defamation and Section 13(d) violations alleging that the statements concerning Elms are true, absolutely privileged and do not constitute
Section 13(d) violations. On August 15, 2001, in response to the motion to dismiss, the Issuer and Elms stipulated to withdraw with prejudice their causes of action for defamation. The Issuer and Elms filed opposition papers to Stilwell Associates' motion to dismiss the Section 13(d) causes of action. The pending motions were heard by the court on August 23, 2001. On September 18, 2001, the court issued a ruling finding that the Group had not pled facts
supporting   subject  matter   jurisdiction   with  respect  to  the  amount  in
controversy, and dismissed the Group's case without prejudice. The court also dismissed, without prejudice, the Issuer's counterclaim against the Group alleging Section 13(d) violations. The pending motions were denied as moot.

          On June 30, 2001, Judge Baxter, in the Baker County shareholder list litigation, granted the Issuer's motion to dismiss the proceeding for improper service and awarded the Issuer attorney fees. Judge Baxter stated, however, that because he was dismissing the action he would not rule on the merits but "is prepared to rule" if the issues are "properly presented before the court once more", in a new proceeding. Therefore, on July 5, 2001, Stilwell Associates commenced a new proceeding seeking the Cede list and NOBO list. (The Petition is substantially identical to the Petition attached as Exhibit 3.) The Issuer stipulated to accept service of process and the parties stipulated that the record from the previous proceeding may be utilized by the Court in the second proceeding. On July 27, 2001, Judge Baxter issued an order requiring the Issuer to turn over to Stilwell Associates the Issuer's Cede list and its NOBO list (if the Issuer possesses the latter), and finding it "fair and equitable" to award Stilwell Associates its attorney fees and costs incurred in this case.

          On August 17, 2001, Stilwell Associates served its notice of intent to nominate either or both of Kevin Padrick, Esq., or Neil Bryant, Esq., to the Board of the Issuer at the 2001 annual shareholders meeting. (A copy of the notice of intent to nominate is attached as Exhibit 9.) On
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CUSIP No. 685932105            SCHEDULE 13D                 Page 13 of 34
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August 16, 2001, the Group filed its definitive proxy statement.  Messrs. Bryant and Padrick are now members of the Reporting Group and the amended joint filing agreement is annexed as Exhibit 10; powers of attorney are annexed as Exhibit 11.

          On September 12, 2001, the Issuer filed a lawsuit against members of the Group in the United States District Court for the District of Oregon alleging that members of the Group violated the federal securities laws by making allegedly false statements in the Group's proxy materials. The suit seeks injunctive relief. On September 14, 2001, the Group filed its answer and counterclaims against the Issuer alleging, among other things, undue delay, unclean hands, mootness and that statements made in the Issuer's proxy materials allegedly violate the federal securities laws. On September 17, 2001, the Issuer filed a motion for a preliminary injunction against the Group in connection with the litigation. The Group opposed the motion and sought a preliminary injunction against the Issuer. The hearing on the motion was held on September 25, 2001, and on September 26, 2001, the Court rendered an opinion denying both motions. (A copy of the decision is attached as Exhibit 12.)

          In the  future  members  of the Group  may,  without  limitation:  (a)
communicate  and  discuss  their  views  with  other   shareholders,   including
discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options. Finally the Group reserves the right to contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer.

          On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

          On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had

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entered into an agreement to be acquired by Dickinson  Financial  Corp.  and the
Stilwell CMRN Group disposed of its shares of Cameron on the open market.

          On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

          On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery's management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. In a Form 10Q filing dated May 14, 2001, Montgomery disclosed that its Board had amended its bylaws to require that directors or nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery's subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery's stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. (In documents produced by Montgomery to members of the Stilwell MONT Group, it was revealed that eleven days after the filing of the Stilwell MONT Group's Original 13D, Montgomery's Board held a Special Meeting at which it adopted the foregoing amendment.) On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to "help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger." On June 13, 2001, the Group noticed its intention to nominate two persons to Montgomery's board at the 2001 annual meeting. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp ("Union") providing for the merger of Montgomery into Union.

          On June 14, 2001, certain members of the Group (the "Stilwell HCBB Group") filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. ("HCBB"). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would expand its board of directors by

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CUSIP No. 685932105            SCHEDULE 13D                 Page 15 of 34
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one  seat  and  appoint  a  director   selected  by  the  Stilwell  HCBB  Group.
Additionally, HCBB agreed to adopt annual financial targets. If HCBB does not achieve this target, it has agreed to retain an investment banking firm to help it to evaluate alternatives to maximize shareholder value. So long as HCBB achieves the target, the Stilwell HCBB Group has agreed, among other things, to:
(a) refrain from  soliciting  proxies to elect an alternate  slate to the Board,
(b) refrain from interfering with the operational decisions of HCBB, (c) refrain from making statements critical of HCBB, and (d) support the election of HCBB 's nominees to the Board. Unless earlier terminated pursuant to its terms, the parties' agreement expires on its fifth anniversary.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,344,545, reported as the number of outstanding shares as of July 31, 2001, on a Form 10-Q dated August 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 305,700
            Percentage: 9.1%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 305,700
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 305,700

     (c)  Since  previously  reported,   Stilwell  Value  Partners  II  has  not
          purchased any shares of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)   Stilwell Associates

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CUSIP No. 685932105            SCHEDULE 13D                 Page 16 of 34
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     (a)  Aggregate number of shares  beneficially  owned:  305,700  Percentage:
          9.1%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 305,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 305,700

     (c) Since the filing of Amendment No. 6 to the Original 13D, Stilwell Associates has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

     (a)  Aggregate number of shares  beneficially  owned:  305,700  Percentage:
          9.1%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 305,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 305,700

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (c) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D)   Mr. Joseph Stilwell

     (a)  Aggregate number of shares  beneficially  owned:  305,700
           Percentage:  9.1%

     (b)    1.  Sole power to vote or to direct vote: 0
            2.  Shared power to vote or to direct vote: 305,700
            3.  Sole power to dispose or to direct the disposition: 0
            4.  Shared power to dispose or to direct disposition: 305,700

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CUSIP No. 685932105            SCHEDULE 13D                 Page 17 of 34
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     (c)  Since the filing of Amendment No. 12 to the Original 13D, Mr. Stilwell has made no purchases of Common Stock.

(E)   Neil R. Bryant

     (a)  Aggregate number of shares beneficially owned: 20,000
            Percentage: .005%

     (b) 1.  Sole power to vote or to direct vote: 20,000
         2.  Shared power to vote or to direct vote: 0
         3.  Sole power to dispose or to direct the disposition: 20,000
         4.  Shared power to dispose or to direct disposition: 0

     (c) As previously reported in Amendment No. 11 to the Original 13D, Mr. Bryant is a party to agreements with Stilwell Associates and Stilwell Value Partners granting him options to purchase up to 20,000 shares of Common Stock which will vest upon the occurrence of certain events.

(F)   Kevin D. Padrick

     (a)  Aggregate number of shares beneficially owned: 20,000
          Percentage: .005%

     (b)  1.   Sole power to vote or to direct vote: 20,000
          2.   Shared power to vote or to direct vote: 0
          3.   Sole power to dispose or to direct the disposition: 20,000
          4.   Shared power to dispose or to direct disposition: 0

     (c) As previously reported in Amendment No. 11 to the Original 13D, Mr. Padrick is a party to agreements with Stilwell Associates and Stilwell Value Partners granting him options to purchase up to 20,000 shares of Common Stock which will vest upon the occurrence of certain events.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Amended Joint Filing Agreement filed as Exhibit 2 to this filing, and the agreements annexed in Exhibit 9, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

          See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

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CUSIP No. 685932105            SCHEDULE 13D                 Page 18 of 34
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Item 7.   Material to be filed as Exhibits
Exhibit No.       Description
--                -----------
1     Joint Filing Agreement*
2     Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
3     Petition for Alternative Writ of Mandamus, dated January 5, 2001**
4     Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
5     Complaint dated February 16, 2001****
6     Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
7     Complaint Dated May 21, 2001+
8     Proposed Supplemental Complaint++
9     Notice of Intention to Nominate dated August 17, 2001+++
10    Amended Joint Filing Agreement++++
11    Powers of Attorney++++
12    Opinion and Order, dated September 26, 2001

      *     Previously filed on November 17, 2000
      ** Previously filed on January 9, 2001
      *** Previously filed on February 1, 2001
      **** Previously filed on March 23, 2001
      ***** Previously filed on May 8, 2001
      + Previously filed on May 22, 2001
      ++ Previously filed on July 31, 2001
      +++ Previously filed on August 21, 2001
      ++++ Previously filed on September 14, 2001

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CUSIP No. 685932105            SCHEDULE 13D                 Page 19 of 34
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 1, 2001
                                          STILWELL   VALUE  PARTNERS  II, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          By: Joseph Stilwell
                                              Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------------
                                          Joseph Stilwell

                                          NEIL R. BRYANT

                                          /s/ Neil R. Bryant*
                                          -------------------------------------
                                          Neil R. Bryant

                                          KEVIN D. PADRICK

                                          /s/ Kevin D. Padrick*
                                          -------------------------------------
                                          Kevin D. Padrick

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CUSIP No. 685932105            SCHEDULE 13D                 Page 20 of 34
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                                          *By: /s/ Joseph Stilwell
                                              ---------------------------------
                                              Joseph Stilwell, Attorney-in-Fact

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                                   EXHIBIT 12

                   ORDER AND OPINION DATED SEPTEMBER 26, 2001

                       IN THE UNITED STATES DISTRICT COURT

                           FOR THE DISTRICT OF OREGON


OREGON TRAIL FINANCIAL CORP.,             )
an Oregon corporation,                    )
                                          )
                        Plaintiff,        )            CV 01-1346-JE
                                          )
                  v.                      )            OPINION AND ORDER
                                          )
STILWELL ASSOCIATES, L.P., a              )
Delaware limited partnership; STILWELL    )
VALUE PARTNERS II, L.P., a Delaware       )
limited partnership; STILWELL VALUE       )
LLC, a Delaware limited liability company;)
JOSEPH STILWELL, an individual; and       )
KEVIN D. PADRICK, an individual,          )
                                          )
                        Defendants.       )
                                          )
------------------------------------------


          This action arises from a proxy contest between defendant Joseph Stilwell ("Stilwell")(1) and plaintiff Oregon Trail Financial Corporation ("OTFC"). This court has subject matter jurisdiction

----------

         (1) Aligned with Stilwell are three related entities, defendants Stilwell Associates, L.P., Stilwell Value Partners II, L.P., and Stilwell Value LLC. In this opinion, I refer to them collectively as Stilwell.

1 - OPINION AND ORDER



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CUSIP No. 685932105            SCHEDULE 13D                 Page 22 of 34
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pursuant  to  28  USC  ss.1331.  Pending  before  the  court  are  the  parties'
cross-motions for a preliminary injunction.

                                   BACKGROUND

          Two seats on the six member Board of Directors will be filled at the annual shareholder's meeting. Stilwell has urged OTFC's shareholders to reject the nominees proposed by management and, instead, to support his nominee, defendant Kevin Padrick. As the election draws near, the proxy contest has become increasingly antagonistic. Five lawsuits have been filed this year between the parties or their surrogates. In the present action, each side accuses the other of violating federal securities law by making false or misleading statements to OTFC's shareholders.

                                 SUBSTANTIVE LAW

          The Securities and Exchange Act of 1934 prohibits the solicitation of proxies in a manner that violates rules established by the Securities and
Exchange  Commission  ("SEC")  for  the  protection  of  shareholders.   15  USC
ss.78n(a).

          17 CFR ss. 240.14a-9 (commonly known as Rule 14a-9) states in relevant part that:

          (a) No solicitation subject to this regulation shall be made by means of any proxy statement . . . or other communication . . . containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

          The Rule gives some "examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section," including:

          (b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

2 - OPINION AND ORDER


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          A fact is  "material"  if there  is a  substantial  likelihood  that a reasonable shareholder would consider it important in deciding how to vote. TSC Industries, Inc. v. Northway, Inc., 426 US 438, 449 (1976). The standard is an objective one; it is not necessary to show that any votes were actually changed by the alleged misrepresentation or omission. See id. Although the Supreme Court
has  never   expressly   decided  this   question,(2)  it  seems  clear  that  a
misrepresentation need not be intentional; if the shareholders have been materially misled, equitable relief may be appropriate regardless of whether the misrepresentation was deliberate.

          In J.I. Case Co. v. Borak, 377 US 426 (1964), the Supreme Court held that there is a private right of action to enforce violations of Rule 14a-9,(3) and that the courts are empowered "to provide such remedies as are necessary to make effective the congressional purpose," including injunctive relief. Id. at 430-34. If a court finds that there has been a violation of Rule 14a-9, the court has very broad equitable powers to remedy the violation. Among other things, the court may declare certain statements to be false or misleading; order a party to make corrective disclosures; void any proxy procured with the aid of a false or misleading statement; delay the annual meeting to allow time for distribution of corrective disclosures, or for revoting, or to permit shareholders to revoke existing proxies if they wish; set aside the results of a tainted election, and order a new election; and award attorney fees and costs to the prevailing party.

----------

          (2) See Virginia Bankshares,  Inc v. Sandberg,  501 US 1083, 1090, n 5
(1991).

          (3) In recent years, the Supreme Court has limited private rights of action for some securities law violations, but has shown no inclination to overrule Borak.

3 - OPINION AND ORDER

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See, e.g., Kaufman v. Cooper Companies, Inc., 719 F Supp 174, 185-86 (SDNY 1989)
(voiding all proxies and rescheduling annual meeting to allow time to resolicit proxies); Edelman v. Salomon, 559 F Supp 1178 (D Del 1983) (postponing annual meeting and voiding tainted proxies).(4)

          The more difficult questions are (1) the extent to which the court should intervene in a proxy contest, and (2) the timing of that intervention. This is largely left to the considered discretion of the district court.

          One line of cases holds that a proxy contest is not like a political contest where anything goes. Rather, Congress has determined that shareholders are entitled to receive only truthful information, and the courts are to aggressively enforce that mandate. See, e.g., May, 229 F2d at 124. A second line of cases counsels restraint. The court should try to avoid placing its finger on the scale and tipping the election to one side or the other. See Kennecott Copper, 584 F2d at 1200. The court must be wary of telling shareholders that the views of one side or the other are correct, unless a statement is demonstrably false or misleading. Instead, the court should generally focus on ensuring that both sides have a fair opportunity to articulate their respective views to the shareholders. Ultimately, it is the


----------

          (4) See also Berkman v. Rust Craft Greeting Cards, Inc., 454 F Supp 787 (SDNY 1978) (postponing annual meeting); Gladwin v. Medfield Corp., 540 F2d 1266 (5th Cir 1976) (ordering new election); Central Foundry Co. v. Gondelman, 166 F Supp 429, 446-47 (SDNY 1958) (voiding proxies obtained through the misleading solicitation and rescheduling annual meeting); SEC v. May, 134 F Supp 247, 258 (SDNY 1955) (same), aff'd, 229 F2d 123 (2d Cir 1956); Krauth v.
Executive Telecard, Ltd., 890 F Supp 269, 297 (SDNY 1995) (requiring company to issue revised proxy statement); Lebhar Friedman, Inc. v. Movielab, Inc., Fed Sec L RepP. 93,162 (SDNY 1987) (voiding proxies obtained through misleading proxy materials and requiring corrective disclosures); Telvest, Inc. v. Wisconsin Real Estate Investment Trust, 489 F Supp 250, 255 (ED Wisc 1980) (voiding all proxies previously obtained by either side) ; Chambers v. Briggs & Stratton, 863 F Supp 900, 907 (ED Wisc 1994) (voiding proxies procured prior to issuance of the corrective disclosures).

          At oral argument and in a subsequent letter, Stilwell asserted that no court has ever ordered the type of relief sought by OTFC. Clearly Stilwell is wrong.

4 - OPINION AND ORDER



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shareholders,  not the court,  who must decide the  election.  See Pantry Pride,
Inc. v. Rooney, 598 F Supp 891, 901-02 (SDNY 1984).

          I lean towards this latter view, of judicial restraint. Just as there probably will never be a perfect trial, it is unlikely that there will ever be a perfect proxy contest. Simply because the court might have worded a statement differently does not necessarily make that statement false or misleading. Kennecott Copper Corp. v. Curtiss-Wright Corp., 584 F2d 1195, 1200 (2d Cir
1978). Rather, the court must consider the "total mix" of information available to the shareholders, and whether any errors are likely to affect the outcome.

          Judges also differ on whether the court should intervene before the election, or wait until afterwards. In some circumstances, intervention before the election is preferable. See, e.g., Electronic Specialty Co. v. International Controls Corp., 409 F2d 937, 947 (2d Cir 1969) ("injunctive relief at an earlier stage of the contest is apt to be the most efficacious form of remedy"); Chambers, 863 F Supp at 905-06 (that the court could later undo the damage by voiding the results of the election is not an adequate alternative when it is possible to avert the harm by providing the shareholders with the correct information and voiding any proxies procured by the misleading solicitations). In other circumstances, waiting until after the election is the preferred course. See, e.g., D&N Financial Corp. v. RCM Partners Limited Partnership, 735 F Supp 1242, 1253 (D Del 1990) (court can always set aside the results, if found to have been tainted, and order a new election); United Canso Oil & Gas, Ltd. v. Clark, 497 F Supp 111, 115 (SDNY 1980) (same).

             LEGAL STANDARD FOR ISSUANCE OF A PRELIMINARY INJUNCTION

          The classic purpose of a preliminary injunction is to preserve the status quo, or to prevent irreparable injury, pending a final determination on the merits. Chalk v. U.S. Dist.

5 - OPINION AND ORDER



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Court Cent.  Dist. of  California,  840 F2d 701, 704 (9th Cir 1988).  The moving party must show either (1) a combination of probable success on the merits and the possibility of irreparable injury, or (2) that serious questions are raised and the balance of hardships tips sharply in its favor. Id. These are not separate tests, but the outer reaches "of a single continuum." Los Angeles Memorial Coliseum Comm'n v. National Football League, 634 F2d 1197, 1201 (9th Cir 1980); Harper v. Farm Credit Admin., 628 F Supp 1030 (D Or 1985). Serious questions are those sufficiently substantial to warrant further consideration by the court and to present fair ground for litigation. See Gilder v. PGA Tour, Inc., 936 F2d 417, 422 (9th Cir 1991). If the balance of hardships tips decidedly toward the plaintiff, less likelihood of success on the merits is required. Wilson v. Watt, 703 F3d 395, 399 (9th Cir 1983). The district court must also consider the public interest, if applicable. American Motorcyclist Association v. Watt, 714 F2d 962, 965 (9th Cir 1983).

          A court must tread carefully when the effect of the preliminary injunction would be to "grant the moving party the full relief to which he might be entitled if successful at the conclusion of a trial. This is particularly true where the relief afforded, rather than preserving the status quo, completely changes it." Tanner Motor Livery, Ltd. v. Avis, Inc., 316 F2d 804, 808-09 (9th Cir 1963). See also Krauth, 890 F Supp at 287. Nevertheless, there is ample precedent acknowledging the court's authority to issue a preliminary injunction in a proxy contest. See, e.g., Chambers, 863 F Supp at 905-07.(5)

----------

          (5) To avoid this problem, I proposed to hold an immediate trial on the merits, but Stilwell declined that invitation.

6 - OPINION AND ORDER



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                                   DISCUSSION

I.       Likelihood of Prevailing on the Merits

          The threshold question is whether either party is likely to prevail on its claims.

          A.     OTFC's Claims Against Stilwell

          Throughout the proxy contest, Stilwell has made it clear he believes OTFC should be sold, and the sooner the better. OTFC's present management disagrees with Stilwell's plans for the company. It is not this court's province to decide which of these views is "correct" or to tell the shareholders how to vote their proxies in the upcoming election.

          What does concern this court is that the debate has gone beyond the merits of competing visions of the company's future, and descended into what, on this record, appear to be unfounded personal attacks on the integrity of the incumbent directors. It is also troubling that the state and federal courts have been used as a vehicle to mount some of these personal attacks.

          Stilwell first brought suit against director Charles Rouse, alleging that the latter "unlawfully holds the office of director of OTFC," and demanding that the court remove Rouse from office and also "impos[e] a fine against defendant, in the maximum amount permitted under law . . ." Complaint, State ex rel. Stilwell Associates, L.P. v. Rouse, Multnomah County No. 01-02-01777 (hereafter, "Rouse"). Stilwell has widely publicized these allegations, both in materials sent directly to OTFC shareholders and also in newspaper advertisements targeted at shareholders. In addition, Stilwell publicly accused other OTFC directors of misconduct for their actions regarding Rouse.

          There is a strong probability that OTFC will be able to establish, at trial, that the allegations against Rouse (and the other Board members) were not well founded. Judge Wilson recently entered summary judgment in favor of Rouse. The transcript of the oral argument makes it clear that Judge

7 - OPINION AND ORDER



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Wilson did not consider it to even be a close question.  During the briefing and argument in the present action, Stilwell vigorously attacked Judge Wilson's ruling, but none of his arguments gave this court any reason to doubt the correctness of her decision.

          Stilwell also filed suit against director Edward Elms, accusing him of committing a felony-- perjury--and demanding that Elms be removed from office. Stilwell Associates v. Elms, CV 01-740- JE (hereafter, "Elms"). Again, the allegations were widely publicized by Stilwell in mailings to shareholders and in newspaper advertisements. And, once again, the allegations do not appear to have been well founded. I dismissed the Elms case for lack of jurisdiction, but I would almost certainly have found in favor of Elms had there been a trial on the merits.(6)

          Stilwell argues that his statements to the shareholders, concerning these lawsuits, were not false or misleading because he accurately summarized the claims made in those lawsuits. However, Stilwell was not just "reporting" the news, he was also "making" the news that he reported. A party to a proxy contest may not escape the reach of Rule 14a-9 by filing a lawsuit containing false or misleading statements, and then quote from his own lawsuit.

          Stilwell cites Atlas Corporation v. Blasius Industries, 705 F Supp 190 (D Del 1988), but it is easily distinguished. The statements in Atlas concerned a lawsuit then pending in the state court. The federal court understandably declined to pass judgment upon the merits of a case, in another court, that had yet to be decided. Here, by contrast, Judge Wilson has already ruled upon the merits of the Rouse litigation, and I have already dismissed Elms (and am well informed regarding the issues in that case).

----------

          (6)  During  the  briefing  in  Elms,  the  parties  filed   extensive
deposition transcripts and other materials setting forth the evidence and their respective contentions in considerable detail.

8 - OPINION AND ORDER



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          Furthermore,  even if  Stilwell's  original  statements  regarding the
Rouse and Elms cases are regarded as true, because they accurately reported his allegations, Rule 14a-9 also applies to statements that--though true at the time they were made--have been rendered false or misleading by subsequent events. Stilwell's allegations against Rouse, Elms, and other OTFC directors clearly imply wrongdoing on their part. Even assuming that Stilwell originally advanced these allegations in good faith, the shareholders are entitled to know that the allegations have since proven to be meritless.

          Stilwell argues that his proxy statements contained adequate disclaimers, i.e., by reciting that Rouse, Elms, and OTFC denied any wrongdoing. Such disclaimers are of only limited utility. Allegations of wrongdoing frequently "stick" despite being accompanied by a denial. Indeed, the image of wrongdoing often persists even after charges are dropped or an accused is found not guilty. Moreover, Stilwell repeated these allegations on several occasions without accompanying disclaimers, or his allegations were in large type and prominent while the disclaimers were in small print and buried in a larger document. Under the circumstances, these disclaimers are not sufficient to remove the possible taint flowing from these repeated allegations of wrongdoing.

          At trial, there is a strong probability that OTFC could also show that this course of conduct by Stilwell was part of a calculated attack upon the integrity of the incumbent directors and management. This strategy is amply demonstrated by the letter from Stilwell dated August 29, 2001, which contains numerous allegations of misconduct, and also some clear misstatements or omissions.(7)

----------

          (7) For instance, Stilwell concedes that the Board members do not "automatically re-elect themselves every year" (emphasis in original) as he asserted in that letter. Stilwell's paraphrasing of Rouse's deposition testimony, concerning the reasons he liquidated his business, is also suspect. As even Stilwell concedes, the testimony was ambiguous, and could be interpreted in a manner quite different (and more favorable to Rouse) than Stilwell has portrayed. Stilwell's subsequent corrective disclosure was inadequate; the context of Rouse's statement can be determined only by examining the

9 - OPINION AND ORDER



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          It might be argued that some of these misstatements, individually, are not sufficient to affect the election. However, OTFC is justifiably concerned about the cumulative effect of these statements which, when taken together, appear calculated to convey an image of impropriety on the part of the incumbent directors. The "total mix" of information presented to the shareholders has been skewed by these allegations.

          Stilwell also argues that the challenged statements are not "material" because this proxy contest will turn upon economic issues. However, that argument is undercut by Stilwell's decision to feature these allegations so prominently in communications such as the August 29 letter to the shareholders. Stilwell's own conduct demonstrates that he believed these allegations to be material.

          Stilwell's affirmative defenses merit little discussion. There is no evidence that OTFC unduly delayed bringing this action, to Stilwell's detriment. If anything, the record demonstrates that Stilwell repeatedly urged OTFC to delay filing this action. Nor would it have been improper for OTFC to delay filing this action until Judge Wilson ruled in the Rouse case; a federal judge would have been very reluctant to pass judgment on the merits of a pending state court action. For the reasons discussed more fully below, I also am unpersuaded by Stilwell's "unclean hands" defense.

          In summary, there is a strong probability that, at trial, OTFC will succeed on its claim against Stilwell for violation(s) of Rule 14a-9.

          B.      Stilwell's Claims Against OTFC

          Stilwell seeks a preliminary injunction against OTFC for alleged violations of Rule 14a-9.

----------

several pages of testimony on either side. Stilwell also overstated the facts somewhat by asserting that the Board members "award themselves free shares and free options on shares every year." The letter also repeated Stilwell's allegations of serious misconduct by Rouse and Elms.

10 - OPINION AND ORDER



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                  1.       Forcing a Quick Sale

         Stilwell complains about the following statements:

         ** Stilwell "want[s] to force a quick sale of Oregon Trail and its 100-year old community bank."

         ** "Joseph Stilwell, an investor from New York, and his Group want to force a sale of your Company."

          These statements do not appear to be false or misleading. On the contrary, Stilwell's own proxy materials state:

                  "WE BELIEVE A VOTE FOR THE GROUP NOMINEE IS A VOTE TO BEGIN THE PROCESS TO SELL THE COMPANY."

                                     * * * *

                  "If elected, the Group Nominee . . . will work diligently toward a sale of the Company." Ex. 1, page 4 (Stilwell proxy materials)

                  2.       Beholden to Stilwell

         Stilwell complains about the following statements:

         ** "We are concerned that Mr. Stilwell's nominee will only pursue Mr. Stilwell's personal agenda."

         **       "Padrick is beholden to the Stilwell Group."

         **       "Stilwell is asking you to vote for his handpicked director."

          These statements appear to be within the range of fair argument given the circumstances, including the relationship and financial arrangements between Stilwell and Padrick.

11 - OPINION AND ORDER



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                  3.       Impact of Stilwell's Lawsuits on Company Profits

         Stilwell complains about the following statement:

         ** "Without the expenses caused by Stilwell and his many lawsuits aimed at gaining control of your Company, your COMPANY'S EARNINGS WOULD HAVE INCREASED 71% [for the quarter ended March 31, 2001]"

          The record is not sufficient to make any determination regarding this statement. It is also unclear whether the parties are using the same definition of "expenses."

                  4.       Seeking Reimbursement from the Company

         Stilwell complains about the following statements:

                  "A Vote for Padrick Could Cost the Company Up to an Additional $300,000 in Legal Fees and Other Expenses.

                  "If Padrick is elected, [T]HE GROUP INTENDS TO SEEK
            REIMBURSEMENT FROM THE COMPANY FOR THOSE EXPENSES   INCURRED BY
            THE GROUP IN CONNECTION WITH PROXY SOLICITATION, AS WELL AS
            ALL EXPENSES INCURRED BY THE GROUP SINCE [November 17,
                        2000]....

                                     * * * *

                  "THE ONLY WAY YOU CAN ENSURE THAT THE COMPANY IS NOT ALSO SADDLED WITH THE STILWELL GROUP'S EXPENSES IS TO SAY 'NO' TO ITS CANDIDATES BY VOTING FOR MANAGEMENT'S NOMINEES."

          These statements do not appear to be false or misleading. Stilwell does not deny that he intends to seek reimbursement if he prevails. Although a vote for Padrick won't guarantee that Stilwell is reimbursed--since it must still be approved by the Board--a vote against Padrick all but ensures that Stilwell won't be reimbursed. Which is all that this says.

          I conclude that Stilwell is unlikely to prevail, at trial, upon his claim that OTFC has violated Rule 14a-9. Accordingly, I deny his motion for preliminary injunction.

12 - OPINION AND ORDER

13 - OPINION AND ORDER
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II.      Irreparable Harm

          Since OTFC has established that it is likely to prevail at trial on its claim that Stilwell violated Rule 14a-9, the court must decide what provisional relief, if any, to grant in advance of trial. OTFC has asked this court to void all proxies previously obtained by OTFC. The argument in favor of this remedy is that (1) the proxies were procured with the aid of false or misleading statements, so they should be thrown out, and (2) inertia (or fatigue from repeated solicitations) may deter voters from actively revoking a proxy already cast. Stilwell argues that voiding the previously obtained proxies could potentially disenfranchise the shareholders who supported him,(8) and that OTFC has not shown irreparable harm warranting immediate relief because the court can always set aside the election results following a trial.

          If the election proceeds as scheduled, there are three possible outcomes. First, Stilwell may lose, in which event the question of relief becomes largely academic. Second, Stilwell might win by such a wide margin that it would be unlikely the results were materially altered by the disputed statements. Or, lastly, the result may be very close, in which case the disputed statements might assume greater importance. In that event, however, the court has discretion to set aside the results if it concludes the outcome of the election was influenced by the violation of Rule 14a-9.

          Although it is a close question, I will deny OTFC's request to void the proxies that Stilwell has already procured. Voiding of proxies is a strong remedy generally reserved for the most egregious cases. The court's principal role in a proxy contest is to ensure that the shareholders have a fair

----------

          (8) To avoid that danger, at oral argument I suggested the possibility of invalidating all outstanding proxies and sending the shareholders a new ballot allowing them to vote for either side's candidate. However, the parties were unable to agree on what materials would accompany that ballot and other logistical issues.

14 - OPINION AND ORDER


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opportunity to cast an informed  vote. The parties agree that a shareholder  may revoke a prior proxy simply by signing and returning a new proxy. OTFC has advised the court that it plans to send shareholders proxy cards along with a request to execute the new proxy.

          It is preferable that corporate disputes be resolved in the board room, not the court room. Accordingly, my primary concern is to ensure there is sufficient time (1) for OTFC to circulate materials discussing the recent developments in this case and a proxy card, and (2) for a shareholder to mail, and the administrative entity to receive and process, a new proxy changing the shareholder's vote, if that is desired. The annual meeting has been rescheduled for October 12, which should provide sufficient time, albeit with little room to spare because of the federal holiday on October 8.

         I will not order Stilwell to send corrective disclosures at this time, although he certainly has that option. Either party may, of course, quote from or otherwise make reference to this opinion, taking care that any such references are not misleading.

         Although I have found that certain statements by Stilwell were likely false or misleading, no one should infer from this that the court endorses either side in this proxy contest. Quite the contrary, it is my desire to avoid influencing this contest, to the extent possible. Ultimately, the votes that count should be those cast by shareholders and not by judges.

                                   CONCLUSION

         Stilwell's motion (# 13) for preliminary injunction is DENIED, since Stilwell has not shown that he is likely to prevail on the merits at trial. OTFC's motion (# 7) for preliminary injunction is DENIED, because OTFC has not shown that it will be irreparably harmed unless immediate relief is granted. The rescheduling of the annual meeting should allow sufficient time for the mailing of additional materials and for shareholders to alter their votes if they wish to do so.

15 - OPINION AND ORDER

IT IS SO ORDERED.

                        Dated this 26(TH) day of September, 2001.


                                                 /s/   John Jelderks
                                                 --------------------
                                                 John Jelderks
                                                 UNITED STATES MAGISTRATE JUDGE